Exhibit 5.4

To:

CB Holdings GP, LLC acting in its capacity

as general partner of Connors Bros. Holdings, L.P.

CLOVER LEAF SEAFOOD COÖPERATIEF U.A.

CLOVER LEAF SEAFOOD B.V.

CLOVER LEAF SEAFOOD 2 B.V.

Privileged

New York, June 29, 2010

Dear Sir/Madam,

You have requested us, the undersigned, as special counsel on certain matters of Dutch law to the Companies (as defined hereinafter) to render an opinion regarding the transactions contemplated by the Opinion Documents (as defined hereinafter).

Capitalized terms used but not (otherwise) defined herein are used as defined in Schedule I up to and including Schedule III. Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“Articles” means, collectively, the Coop Articles, the CLS Articles and the CLS 2 Articles.

“Board Resolutions” means, collectively, the Coop Board Resolution I, the Coop Board Resolution II, the CLS Board Resolution I, the CLS Board Resolution II, the CLS 2 Board Resolution I and the CLS 2 Board Resolution II.

“Companies” means, collectively, the companies listed in Schedule I and each of them a “Company”.

“Deeds of Incorporation” means, collectively, the Coop Deed of Incorporation, the CLS Deed of Incorporation and the CLS 2 Deed of Incorporation.

“Excerpts” means, collectively, the Coop Excerpt, the CLS Excerpt, the CLS 2 Excerpt and the ET Excerpt.

“Management Boards” means, collectively, the Coop Management Board, the CLS Management Board and the CLS 2 Management Board.

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“Members Resolutions” means, collectively, the Members Resolution I and the Members Resolution II.

“Opinion Documents” means, collectively, the documents listed in Schedule II.

“Shareholders Meetings” means, collectively, the CLS Shareholders Meeting and the CLS 2 Shareholders Meeting.

“Shareholders Resolutions” means, collectively, the CLS Shareholders Resolution I, the CLS Shareholders Resolution II, the CLS 2 Shareholders Resolution I and the CLS 2 Shareholders Resolution II.

“Powers of Attorney” means, collectively, the Coop Power of Attorney I, the Coop Power of Attorney II, the CLS Power of Attorney I, the CLS Power of Attorney II, the CLS 2 Power of Attorney and the CLS 2 Power of Attorney II.

“Resolutions” means, collectively, the Board Resolutions, the Shareholders Resolutions and the Members Resolutions.

In rendering this opinion, we have examined and relied upon electronically transmitted copies of the executed Opinion Documents and upon the documents listed in Schedule III.

We have further relied on the statements made by the respective Management Boards in the relevant Board Resolutions and we have assumed without independent investigation, except as otherwise indicated herein, that such statements are correct as of the date hereof.

We have further relied on the statements made by the respective Shareholders Meetings in the Shareholders Resolutions and the Members Meeting in the Members Resolutions and we have assumed without independent investigation, except as otherwise indicated herein, that such statements are correct as of the date hereof.

For the purpose of the opinions expressed herein, we have assumed:

(i)	the genuineness of all signatures;

(ii)	the conformity to the originals of all agreements, certificates, instruments, and other documents submitted to us as electronically submitted copies;

(iii)	that the information recorded in the Excerpts is true, accurate and complete on the respective dates of the Resolutions, on the respective dates of the Opinion Documents and on the date hereof (although not constituting conclusive evidence thereof, our assumption is supported by information obtained by telephone today from the Trade Register confirming that no changes were registered after the date of the Excerpts that affect the opinions expressed in this opinion letter);

(iv)	that the Opinion Documents have not been amended, supplemented, terminated, rescinded, nullified or declared null and void;

(v)	that ET has been duly incorporated as a public company with limited liability (naamloze vennootschap) under Dutch law;

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(vi)	that no Company, nor ET has been dissolved (ontbonden), merged (gefuseerd), split up (gesplitst), granted a suspension of payments (surseance verleend), declared bankrupt (failliet verklaard), subjected to any other insolvency proceedings listed in Annex A or winding up proceedings listed in Annex B of the 29 May 2000 Council Regulation (EC) No 1346/2000 on Insolvency Proceedings (the “Insolvency Regulation”), listed in Annex I to Council Regulation (EC) No 881/2002 of 27 May 2002 or listed and marked with an asterisk in the Annex to Council Common Position 2001/931 of 27 December 2001 relating to measures to combat terrorism, as amended from time to time (although not constituting conclusive evidence thereof, this assumption is supported by (a) the contents of the Excerpts, (b) the contents of the Board Resolutions, (c) information obtained by telephone today from the bankruptcy clerk’s office (faillissementsgriffie) of the court in Amsterdam, the Netherlands, and (d) a search today on the relevant website (www.rechtspraak.nl) in respect of the international bankruptcy clerk’s office (internationale faillissementsgriffie) of the court in The Hague, the Netherlands);

(vii)	that the Articles are the articles of association (statuten) of the relevant Company in force on the respective dates of the Resolutions, on the respective dates of the Opinion Documents and on the date hereof (although not constituting conclusive evidence thereof, this assumption is supported by the contents of the Excerpts);

(viii)	that the Coop conducts or causes to conduct, and will continue to conduct, a business (een bedrijf uitoefenen) in accordance with its objects clause as set forth in the Coop Articles;

(ix)	that none of the members of the management board of ET has a (potential) conflict of interest with ET in connection with the Opinion Documents or the transactions contemplated thereby, that would preclude any of them from validly representing ET;

(x)	that the Resolutions (a) correctly reflect the resolutions made by the respective Management Boards and the respective Shareholders Meetings and the Members Meeting, respectively, in respect of the transactions contemplated by the Opinion Documents and (b) have not been and will not be amended, nullified, revoked, or declared null and void;

(xi)	that there are no management board by-laws (directiereglement) in which the adoption of management board resolutions outside a meeting is prohibited or is subject to certain formalities (although not constituting conclusive evidence thereof, our assumption is supported by the contents of the Board Resolutions);

(xii)	that each Power of Attorney is in full force and effect on the date of the Opinion Documents and on the date hereof;

(xiii)	that each party to the Opinion Documents, other than the Companies, is validly existing under the laws under which it is purported to have been incorporated;

(xiv)	that (a) each party to the Opinion Documents, other than the Companies, has all requisite power (corporate and otherwise) to execute and deliver, and to perform its obligations under, the Opinion Documents, and (b) the Opinion Documents have been duly authorized, executed, and delivered by or on behalf of the parties thereto other than the Companies;

(xv)	that, under the laws by which they are expressed to be governed (other than Dutch law), the Opinion Documents constitute the legal, valid and binding obligations of the parties thereto, and are enforceable against those parties in accordance with their terms; and

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(xvi)	that the trust created by the Indenture is a “trust” within the meaning of section 2 of the Convention on the law applicable to trusts and their recognition of 1 July 1985 (the “Trust Convention”) and will be recognized in the Netherlands according to the Trust Convention.

Based upon the foregoing and subject to (a) any factual matters or documents not disclosed to us in the course of our investigation and (b) the qualifications and limitations stated hereinafter, we are of the opinion that on the date hereof:

Corporate status

A.	Coop has been duly incorporated and is validly existing as a coöperatie met uitgesloten aansprakelijkheid (cooperative without liability) under Dutch law.

B.	Each of CLS and CLS 2 has been duly incorporated and is validly existing as a besloten vennootschap met beperkte aansprakelijkheid (private company with limited liability) under Dutch law.

Corporate power

C.	Each Company has the corporate power and authority to execute and deliver the Opinion Documents and to perform its obligations thereunder.

Duly authorised, executed and delivered

D.	The Opinion Documents have been duly authorised by all requisite corporate action on the part of, and have been duly executed and delivered by, each Company.

Issued share capital

E.	The shares in the capital of each of CLS and CLS 2 that are issued and outstanding at the date hereof have been duly authorised and validly issued, are fully paid up and are validly outstanding and non-assessable.

Choice of law

F.	The choice of the law of the state of New York as the law governing the contractual rights and obligations contained in the Opinion Documents is valid and binding under Dutch law, except (i) to the extent that any term of the Opinion Documents or any provision of the law of the state of New York applicable to the Opinion Documents is manifestly incompatible with the public policy (ordre public) of the Netherlands and (ii) that a Dutch court may give effect to mandatory rules of Dutch law or of the laws of another jurisdiction, with which the situation has a close connection, if and insofar as, under Dutch law or of the laws of that other jurisdiction, those rules must be applied irrespective of the chosen law.

Legal validity

G.	Subject to paragraph F above, the contractual obligations contained in the Opinion Documents constitute the legal, valid and binding obligations of each Company, enforceable against each Company in accordance with their terms.

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Non-conflicts with law

H.	The execution and delivery by each Company of the Opinion Documents and the performance by each Company of its obligations there under do not conflict with or result in a violation of its Articles or the provisions of any published law, rule or regulation of general application of the Netherlands.

Consents

I.	No approval, authorisation or other action by, or filing with, any Dutch governmental, regulatory or supervisory authority or body, is required in connection with the execution by each Company of the Opinion Documents, except that there may be reporting requirements to the Dutch Central Bank (De Nederlandsche Bank N.V.) on (inter alia) cross border payments pursuant to the Regulation of 4 February 2003 under the Act on Financial Foreign Relations 1994 (Wet financiële betrekkingen buitenland 1994). Failure to observe these reporting requirements, does not affect the legality, validity or enforceability of the obligations of a Company under the Opinion Documents.

Submission to jurisdiction

J.	The consent to the jurisdiction of the courts of the State of New York as provided in the Opinion Documents, is valid and binding upon each Company under Dutch law, insofar as such laws are applicable.

Enforceability

K.	In the absence of an applicable treaty between the State of New York and the Netherlands, a judgment rendered by a court of the State of New York will not be enforced by the courts in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands the claim must be re-litigated before a competent Dutch court in accordance with section 431 of the Dutch Code on Civil Procedure. A Dutch court will, under current practice, generally grant the same judgment without re-litigation on the merits (i) if that judgment results from proceedings compatible with Dutch concepts of due process, (ii) if that judgment does not contravene public policy (openbare orde) of the Netherlands and (iii) if the jurisdiction of the court of the State of New York has been based on an internationally acceptable ground.

This opinion is subject to the following qualifications:

a.	The opinions expressed herein may be affected or limited by the provisions of any applicable bankruptcy (faillissement), insolvency, fraudulent conveyance (actio Pauliana), reorganisation, suspension of payments (surseance van betaling) and other laws of general application now or hereafter in effect, relating to or affecting the enforcement or protection of creditors’ rights (including but not limited to the laws that apply pursuant to the Insolvency Regulation).

b.	The consent to the jurisdiction of the courts of the State of New York as provided in the Opinion Documents, is valid and binding upon the Companies under Dutch law, provided, however, that such consent does not preclude that claims be brought before the provisional measures judge (voorzieningenrechter) of a competent court in the Netherlands.

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c.	The enforcement in the Netherlands of the Opinion Documents will be subject to the rules of civil procedure as applied by Dutch courts. Specific performance may not always be available under Dutch law.

d.	Under Dutch law, each power of attorney (volmacht) or mandate (lastgeving), whether or not irrevocable, granted by a Company in the Opinion Documents will terminate by force of law, without notice, upon bankruptcy (faillissement), and will cease to be effective in case of a suspension of payments (surseance van betaling), of that Company. To the extent that the appointment by the Company of a process agent would be deemed to constitute a power of attorney or a mandate, this qualification would apply.

e.	Under Dutch law, a power of attorney can be made irrevocable, provided that the scope of the power of attorney concerns legal acts which are in the interest of the agent or a third party. However, a counterparty of the agent which has been granted an irrevocable power of attorney, may assume that this condition has been met, unless the contrary is evident to such a party.

f.	A power of attorney does not affect the authority of the principal to perform actions within the scope of such power of attorney itself.

g.	Under Dutch law, pursuant to the Trust Convention, a trust created in accordance with the chosen law, will be recognised by the courts in the Netherlands, provided that the chosen law provides for trusts and the trust has been created voluntarily and is evidenced in writing. Pursuant to section 13 of the Trust Convention, the courts in the Netherlands will, however, not be bound to recognise a trust the significant elements of which are more closely connected with states which do not provide for the institution of the trust. Considering, however, that (i) the trust created under the Indenture has been created for the purposes of an international transaction, the elements of which are equally connected to State of New York, United States of America and the Netherlands and (ii) pursuant to the explanatory report of the approval of the Trust Convention (Memorie van Toelichting bij de Goedkeuring van het op 1 juli 1985 te ’s-Gravenhage tot stand gekomen Verdrag inzake het recht dat van toepassing is op trusts en op de erkenning van trusts), section 13 only intends to protect the internal law from fraus legis, we see no reason why the courts in the Netherlands would withhold recognition of the trust created under the Indenture.

h.	Pursuant to section 2:21 of the Dutch Civil Code, a court may dissolve a cooperative upon the request by the public prosecution office or an interested party, inter alia, if it does not meet the statutory description of a cooperative (including but not limited to the requirement that the Coop conducts or causes to conduct a business (een bedrijf uitoefenen)) or transgresses the prohibitions for cooperatives set out in Book 2 of the Dutch Civil Code or violates its articles of association to a grave extent (in ernstige mate). After review of the relevant documents, agreements and legal doctrine, and in absence of any case law to date pertaining to the dissolution of a cooperative pursuant to section 2:21 of the Dutch Civil Code, we believe that the risk of Coop being dissolved by the court on the basis of section 2:21 of the Dutch Civil Code is remote.

i.

The validity of the Indenture may be affected by the ultra vires provisions of section 2:7 of the Dutch Civil Code. These provisions give legal entities the right to invoke the nullity of a transaction if such transaction entered into by such entity cannot serve to realise the objects of such entity and the other parties to such transaction knew, or without independent investigation, should have known, that such objects and purposes have been

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exceeded. All circumstances relevant in determining corporate benefit should be taken into account, including the wording of the objects clause of the articles of association and the level of (direct or indirect) benefit derived by the legal entity. As this is largely dependent on factual matters, we are not in a position to opine on this issue. However, we note that the objects clause in the respective Articles does include the issuance of guarantees, in favour of third parties and group companies. Assuming each Company derives sufficient benefit from the Indenture which assumption is supported by the statement in the relevant Board Resolutions, it is unlikely that the above ultra vires provisions could be successfully invoked by the Companies.

We express no opinion on any law other than Dutch law (unpublished case law not included) as it currently stands. We express no opinion on any laws of the European Communities (insofar as not implemented in the Netherlands in statutes or regulations of general application) unless it concerns EU Regulations (Verordeningen) in effect in the Netherlands on the date of the opinion. In this opinion letter we express no opinion on tax law, on the business merits of the transaction contemplated by the Opinion Documents or on financial assistance rules or on anti-trust law/competition law.

In this opinion letter Dutch legal concepts are sometimes expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to the concepts described by the same English term as they exist under the laws of other jurisdictions. Furthermore, we note that a term may for the purposes of one area of Dutch law have a meaning that is different from the meaning for the purposes of other areas of Dutch law. In this opinion the meaning to be attributed to an English term shall be the meaning attributed to the equivalent Dutch concept for the purposes of the relevant area of Dutch law.

This opinion letter may only be relied upon by any person that is allowed to do so in accordance with the last paragraph of this opinion letter under the express condition that any issue of interpretation or liability arising there under will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands. This opinion letter is issued by Loyens & Loeff (USA) B.V.; natural persons or legal entities that are involved in the services provided by or on behalf of Loyens & Loeff (USA) B.V. cannot be held liable in any manner whatsoever. This opinion letter may only be relied upon under the express condition that any liability of Loyens & Loeff (USA) B.V. is limited to the amount paid out under its professional liability insurance policies.

This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representations or warranties, or other information, contained in any of the above documents or any other document examined in connection with this opinion letter except as expressly confirmed herein.

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This opinion letter is addressed to you and may only be relied upon by you (and your legal counsel in rendering their opinion in connection with the Registration Statement on Form S-4 to be filed by the Issuers (as such term is defined in the Indenture) with the U.S. Securities and Exchange Commission) in connection with the transactions to which the Opinion Documents relate, and may not be disclosed to and relied upon by any other person, firm, company, or institution without our prior written consent. This opinion may be filed by the Issuers with the U.S. Securities and Exchange Commission together with your legal counsel’s opinion in connection with the Registration Statement on Form S-4.

Yours faithfully,

/s/ Loyens & Loeff (USA) B.V.

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SCHEDULE I

COMPANIES

(1)	Clover Leaf Seafood Coöperatief U.A., a cooperative without liability (coöperatie met uitgesloten aansprakelijkheid) without liability incorporated under Dutch law, having its official seat (statutaire zetel) in Amsterdam, the Netherlands and having its registered office address at Strawinskylaan 3105 Atrium (1077ZX), Amsterdam, the Netherlands, registered with the trade register of the chambers of commerce in the Netherlands (the “Trade Register”) under number 34315980 (“Coop”).

(2)	Clover Leaf Seafood B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, having its official seat (statutaire zetel) in Amsterdam, the Netherlands and having its registered office address at Strawinskylaan 3105 Atrium (1077ZX), Amsterdam, the Netherlands, registered with the Trade Register under number 34316908 (“CLS”).

(3)	Clover Leaf Seafood 2 B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, having its official seat (statutaire zetel) in Amsterdam, the Netherlands and having its registered office address at Strawinskylaan 3105 Atrium (1077ZX), Amsterdam, the Netherlands, registered with the Trade Register under number 34316907 (“CLS 2”).

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SCHEDULE II

OPINION DOCUMENTS

(1)	A New York law purchase agreement dated December 10, 2009 (the “Purchase Agreement”) entered into by and among (inter alios) Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company and Bumble Bee Capital Corp. (the “Issuers”), the initial purchasers of the Notes (the “Initial Purchasers”) and the Companies pursuant to which the Issuers agree to issue and sell two hundred twenty million ($220,000,000) aggregate principal amount of their senior secured notes due 2015 (the “Notes”).

(2)	A New York law indenture relating to the Notes dated December 17, 2009 (the “Indenture”) entered into by and among (inter alios) Connors Bros. Holdings, L.P., the Issuers and the Companies.

(3)	A New York law registration rights agreement relating to the Notes dated December 17, 2009 (the “Registration Rights Agreement”) entered into by and among (inter alios) Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company, Bumble Bee Capital Corp., the Companies and the other subsidiary guarantors named therein and the Initial Purchasers.

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SCHEDULE III

ORGANIZATIONAL DOCUMENTS

(1)	A facsimile copy of an excerpt, dated December 3, 2009 of the registration of Coop in the Trade Register under number 34315980 (the “Coop Excerpt”).

(2)	A facsimile copy of an excerpt, dated December 3, 2009 of the registration of CLS in the Trade Register under number 34316908 (the “CLS Excerpt”).

(3)	A facsimile copy of an excerpt, dated December 3, 2009 of the registration of CLS 2 in the Trade Register under number 34316907 (the “CLS 2 Excerpt”).

(4)	A facsimile copy of an excerpt, dated December 3, 2009 of the registration of Equity Trust Co. N.V. (“ET”) in the Trade Register under number 33126512 (the “ET Excerpt”).

(5)	An electronically transmitted copy of the deed of incorporation, including the articles of association (statuten) of Coop (the “Coop Articles”) dated October 31, 2008 (the “Coop Deed of Incorporation”).

(6)	An electronically transmitted copy of the deed of incorporation, including the articles of association (statuten) of CLS (the “CLS Articles”) dated November 12, 2008 (the “CLS Deed of Incorporation”).

(7)	An electronically transmitted copy of the deed of incorporation, including the articles of association (statuten) of CLS 2 (the “CLS 2 Articles”) dated November 12, 2008 (the “CLS 2 Deed of Incorporation”).

(8)	An electronically transmitted copy of the resolution of the management board of Coop (the “Coop Management Board”), dated December 10, 2009, resolving to enter into the transactions contemplated by and authorizing the entry into, the execution of and the performance of the Purchase Agreement (the “Coop Board Resolution I”) and including a power of attorney to each board member acting individually (the “Coop Power of Attorney I”).

(9)	An electronically transmitted copy of the resolution of the Coop Management Board, dated December 16, 2009, resolving to enter into the transactions contemplated by and authorizing the entry into, the execution of and the performance of the Opinion Documents other than the Purchase Agreement (the “Coop Board Resolution II”) and including a power of attorney to each board member acting individually (the “Coop Power of Attorney II”).

(10)	An electronically transmitted copy of the resolution of the management board of CLS (the “CLS Management Board”), dated December 10, 2009, resolving to enter into the transactions contemplated by and authorizing the entry into, the execution of and the performance of the Purchase Agreement (the “CLS Board Resolution I”) and including a power of attorney to each board member acting individually (the “CLS Power of Attorney I”).

(11)

An electronically transmitted copy of the resolution of the CLS Management Board, dated December 16, 2009, resolving to enter into the transactions contemplated by and authorizing the entry into, the execution of and the performance of the Opinion Documents other than the

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Purchase Agreement (the “CLS Board Resolution II”) and including a power of attorney to each board member acting individually (the “CLS Power of Attorney II”).

(12)	An electronically transmitted copy of the resolution of the management board of CLS 2 (the “CLS 2 Management Board”), dated December 10, 2009, resolving to enter into the transactions contemplated by and authorizing the entry into, the execution of and the performance of the Purchase Agreement (the “CLS 2 Board Resolution I”) and including a power of attorney to each board member acting individually (the “CLS 2 Power of Attorney I”).

(13)	An electronically transmitted copy of the resolution of the CLS 2 Management Board, dated December 16, 2009, resolving to enter into the transactions contemplated by and authorizing the entry into, the execution of and the performance of the Opinion Documents other than the Purchase Agreement (the “CLS 2 Board Resolution II”) and including a power of attorney to each board member acting individually (the “CLS 2 Power of Attorney II”).

(14)	An electronically transmitted copy of the resolution of the general meeting of members of Coop (the “Members Meeting”), dated December 10, 2009, (inter alia) approving the Coop Board Resolution I (the “Members Resolution I”).

(15)	An electronically transmitted copy of the resolution of the Members Meeting, dated December 16, 2009, (inter alia) approving the Coop Board Resolution II (the “Members Resolution II”).

(16)	An electronically transmitted copy of the resolution of the general meeting of shareholders of CLS (the “CLS Shareholders Meeting”), dated December 10, 2009, (inter alia) approving the CLS Board Resolution I (the “CLS Shareholders Resolution I”).

(17)	An electronically transmitted copy of the resolution of the CLS Shareholders Meeting, dated December 16, 2009, (inter alia) approving the CLS Board Resolution II (the “CLS Shareholders Resolution II”).

(18)	An electronically transmitted copy of the resolution of the general meeting of shareholders of CLS 2 (the “CLS 2 Shareholders Meeting”), dated December 10, 2009, (inter alia) approving the CLS 2 Board Resolution I (the “CLS 2 Shareholders Resolution I”).

(19)	An electronically transmitted copy of the resolution of the CLS 2 Shareholders Meeting, dated December 16, 2009, (inter alia) approving the CLS 2 Board Resolution II (the “CLS 2 Shareholders Resolution II”).

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